November 7, 2023

Mr. Raymond Be

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Tuttle Capital 2X Long AI ETF

Tuttle Capital 2X Inverse AI ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP. The comments related to Post-Effective Amendment (“PEA”) No. 67 to the registration statement of the Trust, which was filed on August 2, 2023, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register shares of two new series of the Trust (as identified above) (each the “Fund” and collectively, the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA. It is intended that any revisions to the disclosures contained in the Funds’ prospectus and statement of additional information that are made in response to the comments contained herein will be reflected in another post-effective amendment filing to the Trust’s registration statement this filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) filing”).

Preliminary or General Comments

●	Please file this comment response letter on EDGAR at least five days prior to making the 485(b) filing and also send via email to Mr. Be marked pages of the revised disclosure.
●	Please be prepared to file BXT delaying amendments to resolve any comments from the SEC staff, in particular regarding the VaR calculations.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement for the Fund.

●	Response: As requested, the Trust will file this comment response letter on EDGAR and send via email to Mr. Be marked pages of the revised disclosure. The Registrant acknowledges the Staff’s comment and will endeavor to work with the Staff to resolve all comments before going effective on the Registration Statement. The Trust intends that new or revised disclosure that is similar to disclosure in other sections will be applied consistently throughout the registration statement.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Prospectus

1.	Comment: Please add the word “Daily” to each Fund’s name in light of its objective to seek daily investment results that magnify (+/-200%) the daily performance of the underlying reference exchange-traded fund.

Response: Each Fund has added “Daily” in its name. The Funds’ revised names are: “Tuttle Capital Daily 2X Long AI ETF” and “Tuttle Capital Daily 2X Inverse AI ETF.”

2.	Comment: Regarding the reference to swaps in footnote 3 of the Fee Table, please supplementally advise on the estimated costs of the swaps before going effective.

Response: The total indirect cost of investing in swaps, including the embedded cost of the swaps, is estimated to be 0.196% for each Fund’s first fiscal year.

Principal Investment Strategies

3.	Comment: The Fund’s name suggests that the Fund focuses on investments that provide 2X exposure to companies in AI-related industries (or index). Please adopt an 80% policy with respect to the Fund’s exposure to (or 80% of its assets in) investments that have twice the performance of the securities or referenced assets in the artificial intelligence-related industries.

Response: The Funds’ investment objective is to seek daily investment results, before fees and expenses, of 200% (or -200%) of the daily performance of the Syntax Emerging AI Leaders Index. The prospectus language has been revised to consistently state each Fund’s investment objective and an 80% policy has been added.

4.	Comment: The bolded text on Edgar page 3 appears to be taken from single-stock company ETFs. The staff notes it does not usually see this disclosure for ETF indices; at the very least, move this disclosure out of the Item 4 disclosure section and consider the appropriateness given the Fund is following an index.

Response: The Registrant has deleted the text referenced by the Staff.

5.	Comment: Please provide supplementally the white paper for the Emerging AI Leader Index, as well as a model portfolio identifying the issuer, index weight, country industry market-cap, and primary exchange listing. Please provide this information for the top 20 holdings based on the index methodology.

Response: The Syntax Rulebook for the Syntax Emerging AI Leaders Index and a spreadsheet showing all of the current components of the Index are being provided to the Staff supplementally.

6.	Comment: On page 4 in the section titled: “About the Syntax Emerging AI Leaders Index”, please disclose a reasonable definition to define the securities that comprise an industry; in particular, clarify in more detail the meaning of “principally engaged”. In addition, in the three AI industry business segments, discuss any thresholds regarding the extent to which companies “derive revenues” from certain activities in those business segments.

Response: The disclosure has been revised consistent with the Staff’s comment.

7.	Comment: The disclosure appears to only discuss the potential universe of investments. Please clarify how the index selects individual securities for inclusion.

Response: The disclosure has been expanded consistent with the Staff’s comment.

8.	Comment: Please advise and provide supplementally hypothetical VaR calculations demonstrating how the fund anticipates being able to achieve its objective while remaining in compliance with the VaR test under Rule 18f-4 (“Rule 18f-4”) under the Investment Company Act of 1940, as amended (“1940 Act”). In responding to this comment, please disclose: (i) the designated reference portfolio (DRP) that the funds plan to use, and (ii) how the DRP meets the definition of a designated reference portfolio and is in accordance with the requirements under Rule 18f-4.

Response:  Under separate cover, the Registrant is providing the Staff with hypothetical VaR calculations based on each Fund’s anticipated portfolio construction. Each Fund will use the S&P Kensho Moonshots Index (“Kensho Index”) as a designated reference portfolio for purposes of the relative VaR calculations. The Kensho Index is an equity index that is designed to measure the performance of 50 U.S.-listed companies with the highest Early-Stage Composite Innovation Score, subject to market capitalization and liquidity criteria, that produce the products and services shaping the future. The Early-Stage Composite Innovation Score is based on a combination of the resources a company allocates to innovation and the degree to which the company stresses an innovative culture and mission, as determined by S&P Dow Jones Indices, the index provider for the Kensho Index. The Kensho Index 1) is not actively managed, 2) it not leveraged, and 3) was not constructed specifically for this test. The Kensho Index has historical market data available for more than 3 years, and reflects the markets or asset classes in which the Funds invest.

9.	Comment: In the section titled “Derivatives Risk” under “Swap Agreement Risk,” are any of these swaps traded or individually negotiated? Please customize or tailor the disclosure to the fund’s particular situation to the extent the Fund will invest in non-traded swaps.

Response: The Registrant believes that the disclosure referenced by the Staff clearly states that the swaps are not traded. No changes to the disclosure are being made.

10.	Comment: Given the Fund’s index is a bespoke, new index, please advise how many counterparties the Fund expects to use;

(a)	Please advise as to how many counterparties the Fund expects to use and what percentage of the Fund’s assets and investment exposure are expected to be related to each of these counterparties.

(b)	If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement.

(c)	If the notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund’s assets, if applicable, please disclose:

(i)	that the counterparty is subject to the informational requirements of the Exchange Act of 1934 and in accordance with such requirements, files such reports and other information with the SEC; and
(ii)	the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act (proxy information statements) and other information concerning counterparty can be inspected at such exchanges.

If the foregoing is not applicable, please advise how investors will be provided with similar information.

(iii)	For any counterparties that are subsidiaries of any publicly traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such counterparty will be recourse to the parent.

Response: The Adviser intends to negotiate with at least six swap counterparties and initially expects to trade with at least three swap counterparties for the Funds, each subject to the terms and conditions of an ISDA Master Agreement published by the International Swaps and Derivatives Association and applicable Schedule and Credit Support Annex (“ISDA Agreement”). The Adviser will evaluate and monitor the creditworthiness of the Funds’ counterparties in accordance with its counterparty due diligence policies and procedures.

The Trust does not believe there will be a material concentration of investments (on a mark-to-market basis) in any specific swap counterparty. The Trust expects that some of its swap counterparties will not be securities related issuers subject to Rule 12d3-1 under the 1940 Act and therefore will not be subject to the 5% limit. However, each Fund will limit its mark-to-market exposure to any single swap counterparty to 25% or less on a given day. Additionally, each Fund’s exposure will be fully collateralized each day, to the extent provided for under its ISDA Agreements, to limit counterparty risk. For any swap counterparties that are deemed to be securities related issuers, each Fund will comply with section (b) of Rule 12d3-1 and its mark-to-mark exposure will not exceed 5% of its total assets in any such single securities related issuer. As such, the Trust does not believe any agreement with any such counterparty will rise to the level of materiality requiring it to be filed as an exhibit to the Registration Statement.

It is likely that notional exposure to a particular counterparty will exceed 20% of a Fund’s total assets, however, Registrant believes that the appropriate way to measure counterparty exposure is by limiting the mark-to-market exposure to the counterparty. As stated above, the Adviser will evaluate and monitor the creditworthiness of counterparties, and mark-to-market exposure to any counterparty will be limited to 25% or less, or, if the counterparty is a securities related issuer, 5% or less of the Fund’s total assets.

Registrant does not believe that disclosure of its counterparties’ registration status under the Securities Exchange Act of 1934, and the other information available on a national securities exchange on which a counterparties’ securities are listed, is material to a shareholder because shareholders will rely upon the Adviser’s due diligence process and monitoring of counterparties, and shareholders will have no way to evaluate the exposure to a given counterparty on a regular basis. Furthermore, the Staff has not identified any requirement to include such disclosures regarding counterparties. The obligations of counterparties will be without recourse to the parent company, whether or not the counterparty is a subsidiary of a public company.

11.	Comment: Please advise whether the Adviser has had discussions with potential swap counterparties and what type of margin requirements are being considered. Include an analysis of any impact margin requirements are expected to have on the ability of each Fund to implement its strategies.

Response: As noted in the response to the previous comment, the Adviser has been negotiating with potential swap counterparties and has discussed, among other things, the margin requirements that will be required. As is standard under the Credit Support Annex of ISDA Agreements, margin will be posted on a daily basis by the out of the money party, subject to certain rounding and threshold amounts. The Adviser expects that each Fund could be required to post approximately 35% of its total assets as margin, but that amount could go higher depending on market conditions. In any event, the Adviser does not expect margin requirements to have a material effect on each Fund’s ability to implement its strategy because a very high percentage of each Fund’s assets will be in highly liquid investments.

12.	Comment: Please ensure that all material features of the contemplated swap agreements have been disclosed.

Response: Pursuant to the Staff’s comment, the below language will be added to the SAI under “Investment Strategies, Policies and Risks – Principal Investment Strategies, Policies and Risks – Swaps”:

Most swaps entered into by the Fund provide for the calculation and settlement of the obligations of the parties to the agreement on a “net basis” with a single payment. Consequently, the Fund’s current obligations (or rights) under a swap will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). Other swaps may require initial premium (discount) payments as well as periodic payments (receipts) related to the interest leg of the swap or to the return on the reference entity. The Fund’s current obligations under the types of swaps that the Funds expect to enter into (e.g., total return swaps) will be accrued daily (offset against any amounts owed to the Fund by the counterparty to the swap) and any accrued but unpaid net amounts owed to a swap counterparty will be collateralized by the Fund posting collateral to a tri-party account between the Fund’s custodian, the Fund, and the counterparty. However, typically no payments will be made until the settlement date.

Swap agreements do not involve the delivery of securities or other underlying assets. Accordingly, if a swap is entered into on a net basis and if the counterparty to a swap agreement defaults, the Fund’s risk of loss consists of the net amount of payments that the Fund is contractually entitled to receive, if any.

13.	Comment: On page 12, the “Transactions In Cash Risk” disclosure appears duplicative of the “Cash Redemption Risk” disclosure on page 10. To the extent the disclosures are duplicative, please consolidate the disclosure; if not, please clarify the differences in the two disclosure items.

Response:  The “Transactions in Cash Risk” disclosure has been deleted and certain revisions have been made to the “Cash Redemption Risk” disclosure.

14.	Comment: On page 13, the last sentence in the “Premium/Discount Risk” disclosure states: “Furthermore, the Fund or the Index may at times limit or suspend entirely the issuance of new Creation Units, which could have the effect of enhancing the premium or discount associated with the Fund’s Shares or shares of the Index.” The staff notes that ETFs may only suspend creation units for a limited time in accordance with Section 22(e) of the 1940 Act. Please clarify instances or circumstances when the Fund may suspend or limit issuance of creation units in light of the SEC staff statements regarding such instances.

Response:  Registrant has deleted the risk factor entitled “Premium/Discount Risk” because it is largely duplicative of the risks disclosed in the section entitled “ETF Risks – Shares May Trade at Prices Other Than NAV.” The Fund will only suspend the purchase of creation units in accordance with Section 22(e) under the 1940 Act, as disclosed in the section entitled “Purchases and Redemption of Creation Units – Acceptance of Orders for Creation Units.”

15.	Comment: On the bottom of page 33, there is a placeholder regarding providing disclosure about the index provider. Please insert this disclosure about the index provider and provide it to the staff for review prior to filing the Fund’s 485B filing.

Response: Additional disclosure about the index provider has been included in the prospectus.

16.	Comment: Please confirm that the graphic of compounding interest is included in the disclosure. If it is missing, please include a graphic illustration of how compounding risk operates.

Response: Registrant has replaced the “Compounding Risk” risk factor with a new risk factor, “Effects of Compounding and Market Volatility Risk.” The new risk factor includes a graphic illustration of how compounding and market volatility impact the Funds’ returns.

17.	Comment: In Table 2 on page 39, please advise supplementally on the 5-Year Historical Volatility Rate (and include it in the disclosure).

Response: The 5-Year Historical Volatility Rate of the Index was 35%. This has been added to the referenced disclosure.

18.	Comment: In Table 6 on page 43, please confirm whether the entries in the three NAV columns are correct as they are all identical across each row. If not, please correct.

Response: The entries in the second and third columns were incorrect. Table 6 has been revised to reflect the correct entries in those columns.

Statement of Additional Information

19.	Comment: On page 13, the first sentence of fundamental policy no. 4 regarding industry concentration states the Fund may “not invest more than 25% of the value of its net assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries.” Please explain how this policy is consistent with the Fund’s stated objective to invest in AI-related companies.

Response: The disclosure has been revised to reflect that each Fund may not invest more than 25% of the value of its net assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries, except to the extent necessary to reflect the composition of the Index.

20.	Comment: Please update and revise the paragraph after the fundamental policies that discusses “covering” the Fund’s positions or agreements and segregated accounts to reflect the adoption of Rule 18f-4 under the 1940 Act.

Response:  The language has been revised consistent with the Staff’s comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely, /s/ John H. Lively John H. Lively